FOR IMMEDIATE RELEASE      August 28, 2018

Micromem Provides Current Update

Toronto, Ontario and New York, New York, August 28, 2018 - Micromem Technologies, Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") through its wholly owned subsidiary Micromem Applied Sensor Technologies, Inc. (MAST), provides the following update:

Mr. Steve Van Fleet has resigned as an officer and director of Micromem as of August 17, 2018. The Board of Directors of the Company has accepted his resignation.

The Company has developed a transition plan that is now in effect. It is pleased to announce that the following individuals have been engaged as consultants to the Company:

a)

June Ressler, CEO of Cenergy International (cenergyintl.com). Founded by Ms. Ressler in 1997, Cenergy’s corporate office is located in Houston, Texas with additional offices in Louisiana, and California, as well as Calgary, Canada. Cenergy is a provider of specialized energy personnel, safety services and training, rig inspection and vendor management in the upstream, midstream and downstream areas for most of the major international oil companies.

Ms. Ressler received a law degree from the University of Pittsburgh School of Law and previously practiced family law in the state of Pennsylvania.

Micromem’s collaboration with Cenergy provides it with access, as required, to service related personnel in all areas of expertise in the oil & gas sector.

b)

Carmine Pizzurro, P.Eng, M.Eng, President of InspecTech Analgas Group Inc. (inspectech.ca). InspecTech is based in Toronto, Canada and has operated as a provider of specialized non- destructive testing systems since 1977. It is a leader in this field, providing high quality reliable systems. The company has significant expertise in the development of sensor-based platform solutions.

Previously, between1993-2009, Mr. Pizzurro held successive positions with General Motors as plant manager and as engineering group manager in their Oshawa, Ontario facilities.

InspecTech’s role will be to work and to interface directly with Micromem’s key subcontractors who will continue to provide design, testing and engineering services to Micromem. Mr. Pizzurro and his team bring strong project management expertise to Micromem.

c)	Robert Zittrer, MBA, FCPA, FCA, ICD.D, a business consultant who has a 40 year career in finance, mergers and acquisitions, financial reporting, strategic planning and corporate governance.

Between 1994-2016, Mr. Zittrer served multiple roles with a major Canadian accounting and financial services company including successive roles as Chair of Assurance and Tax Management Committee, Executive Committee, Board Member, Co-Managing Partner and Chair of the Board. Previously, Mr. Zittrer was a senior partner with one of the international “Big Four” accounting firms.

Mr. Zittrer’s role will be to advise and to consult with the Company’s Chief Financial Officer, Dan Amadori, on all financial reporting matters and to assist the Company’s Board of Directors in strategic planning and transition.

The transition team is engaged with the management team in direct discussions with its existing customers, its potential customers and all of its key subcontractors as it continues to work towards the commercialization of its technology.

Joseph Fuda, CEO of Micromem, states: “We are very pleased to engage such high quality, talented and experienced consultants to assist the Company in its go forward initiatives. Micromem is committed to working with its existing customers to work towards commercialization of its proprietary technology. “

The Company will provide additional updates over the coming weeks.

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About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

About Entanglement

Entanglement Technologies, Inc., has developed the world's most advanced chemical sensors, bringing real-time analysis out of the laboratory and into the field. It makes the invisible world of chemicals accessible and actionable with rapid and precise sensing technology. Learn more: http://www.entanglementtech.com

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:	NASD OTC-QB - Symbol: MMTIF
CSE - Symbol: MRM
Shares issued: 245,532,560
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website’s home page. www.micromeminc.com